UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  __)*

Drayton Harbor Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

261 506 208

(CUSIP Number)

Trussnet Capital Partners (Cayman) Ltd.
Walkers SPV Limited, Walker House, 87 Mary Street, George Town,
Grand Cayman KY1-9002, Cayman Islands

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 12, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 261 506 208

1	Names of Reporting Persons. Trussnet Capital Partners (Cayman) Ltd.

I.R.S. Identification Nos. of above persons (entities only).
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A
6	Citizenship or Place of Organization

CAYMAN ISLANDS
	7	Sole Voting Power

		9,000,000
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		9,000,000
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

9,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

45%
14	Type of Reporting Person (See Instructions)

CO

Item 1.  Security and Issuer.

This statement relates to shares of Common Stock, $0.001 par value (the “Shares”) of Drayton Harbor Resources, Inc., a Nevada corporation (the “Issuer”).  The address of the Issuer's principal executive office is 502 East John Street, Carson City, Nevada 89706.

Item 2.  Identity and Background.

The entity filing this statement is Trussnet Capital Partners (Cayman) Ltd., a company organized under the laws of the Cayman Islands (“Trussnet”).  The business address of Trussnet is Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. Trussnet, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Trussnet, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On January 12, 2009, the Issuer entered into an Agreement and Plan of Merger with Drayton Acquisition Sub, Inc., a Nevada corporation and wholly owned subsidiary of Issuer (“Merger Sub”), and LED Power, Inc., a Nevada corporation (“LED”) (the “Merger Agreement”), whereby, among other things:  (i) Merger Sub merged with and into LED, and (ii) LED became the surviving corporation and wholly-owned subsidiary of Issuer (the “Merger”).  Trussnet owned 9,000,000 shares of common stock in LED prior to the Merger.  In connection with the Merger, each issued and outstanding share of capital stock of LED was canceled and exchanged for the right to receive one share of common stock of Issuer.  As such upon consummation of the Merger, Trussnet was issued 9,000,000 shares of common stock of Issuer.

Item 4.  Purpose of the Transaction.

Trussnet received the Shares in connection with the Merger.

Subject to on going evaluation, except as set forth above, Trussnet has no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)           Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)   Trussnet beneficially owns 9,000,000 or 45% of the Shares.

(b)   Trussnet has the sole power to vote 9,000,000 Shares and sole power to dispose of 9,000,000 Shares.

(c)           Not applicable

(d)           Not applicable

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Trussnet Capital Partners (Cayman) Ltd.

Dated: January 12, 2009	By:	/s/ Colin Tay
Name: Colin Tay
Title: Director